UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER, S.A. C.N.P.J. No. 05.707.616/0001-10 Foreign Company CVM No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ/MF No. 90.400.888/0001-42 Publicly-Held Company CVM No. 20532

MATERIAL FACT

Exchange Offers Results

Banco Santander, S.A. (“Banco Santander”) announced today the expiration of the initial offering period of the U.S. and Brazilian exchange offers made for the shares of Banco Santander (Brasil) S.A. (“Santander Brasil”) that are not held, directly or indirectly, by Banco Santander, which were launched on September 18, 2014 (the “Offers”).  Approximately 357,537,048 Santander Brasil ADSs, 160,290,654 Santander Brasil units, 379,108 Santander Brasil common shares and 1,261,536 Santander Brasil preferred shares, representing in the aggregate approximately 13.65% of Santander Brasil’s share capital, have been tendered in the Offers.  Therefore, Banco Santander’s shareholding in Santander Brasil will increase to approximately 88.30% of its share capital.

To satisfy the exchange offers, Banco Santander will issue approximately 370,937,066 shares (which will be delivered in the form of American Depositary Shares in the U.S. Offer or Brazilian Depositary Shares in the Brazilian Offer), which represent approximately 3.09% of Banco Santander’s share capital as of this date, pursuant to the resolution passed by the extraordinary general shareholders’ meeting of Banco Santander held on September 15, 2014.

The percentage of shares tendered is below the threshold described in the U.S. Offer to Exchange/Prospectus dated September 18, 2014 (as supplemented) and the other offering documents published in Brazil that would have triggered the right under Brazilian law of holders of Santander Brasil securities that were not tendered during the initial offering period to sell such securities to Banco Santander during a 3-month subsequent offering period at the same exchange ratios.  Therefore, no subsequent offering period will be provided.

São Paulo, October 31, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Head of Investor Relationship Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer